SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                  STAR MULTI CARE SERVICES, INC.
                         (Name of Issuer)

             Common Stock, $.001 par value per share
                    (Title of Class of Securities)

                         855 156 106
                        (CUSIP Number)

                           Stephen Sternbach
                       c/o Star Multi Care Services, Inc.
                           99 Railroad Station Plaza
                        Hicksville, New York 11801
       (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                      January 3, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Response to Question 1:                     Extended Family Care Corporation
                                            22-2210547
Response to Question 2:                     N/A
Response to Question 3:                     SEC USE ONLY
Response to Question 4:                     OO
Response to Question 5:                     N/A
Response to Question 6:                     New York
Response to Question 7:                     0
Response to Question 8:                     1,025,836 (see Item 5)
Response to Question 9:                     0
Response to Question 10:                    0
Response to Question 11:                    1,025,836
Response to Question 12:                    N/A
Response to Question 13:                    25.27%
Response to Question 14:                    CO

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Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Common Stock, $.001 par value, of Star Multi Care Services, Inc., a New York corporation ("Star"). The principal executive offices of Star are located at 333 Walt Whitman Road, Huntington Station, New York 11746.

Item 2.           Identity and Background.

                  (a), (b), (c) & (f). This Schedule 13D is being filed on behalf of Extended Family Care Corporation, a New York corporation (the "Company"), whose principal executive offices are located at One Old Country Road, Suite 335, Carle Place, New York 11514. The Company is engaged in the business of providing mainly custodial care services to the home health care industry in New Jersey, Long Island and Pennsylvania. Neither the filing of this
Schedule 13D nor the information contained herein shall be deemed to constitute an admission by the Company that it is the beneficial owner of the Star Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes, and such beneficial ownership is expressly disclaimed.

                  The name, citizenship, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of the Company and each person controlling the Company is set forth in Schedule A hereto.

                  (d) & (e). Neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As more fully described below, Stephen Sternbach, a shareholder of Star, has executed an irrevocable proxy dated January 3, 1997, pursuant to which, among other things, the Board of Directors of the Company is being granted certain voting rights with respect to all the shares of Star Common Stock (1,025,836) over which Mr. Sternbach presently has beneficial ownership and any and all shares of Star Common Stock subsequently acquired by him (the "Sternbach Shares"). The proxy was executed by Mr. Sternbach

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in order to induce the Company to enter into the Merger Agreement described below.

Item 4.           Purpose of Transaction.

                  On January 3, 1997, Star, EFCC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Star ("Merger Sub") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, (i) Star will acquire 100% of the outstanding common stock of the Company; and (ii) the Company will be merged with and into Merger Sub and thereupon the separate existence of the Company will cease and Merger Sub, as the Surviving Corporation, will continue to exist (the "Merger").

                  The Merger Agreement further provides that, if the All Cash Option (as defined below) is exercised, Merger Sub will be merged with and into the Company. In the event of the exercise of the All Cash Option, all references below to the Surviving Corporation shall be to the Company. At the effective time of the Merger (the "Effective Time"), the separate existence of the Company (or in the event of the exercise of the All Cash Option, Merger Sub) will cease and Merger Sub (or in the event of the All Cash Option, the Company) will succeed, without other transfer, to all the rights and property, and be subject to all the debts and liabilities of the Company (or in the event of the All Cash Option, Merger Sub).

                  At the Effective Time, each share of Company common stock which is issued and outstanding immediately prior to the Effective Time, except those held by shareholders of the Company who validly and properly demand and perfect dissenters' rights under the New York Business Corporation Law (the "BCL"), will be converted into the right to receive the following consideration (the "Merger Consideration"): (x) the Cash Consideration (defined below), without interest; and (y) the number (the "Conversion Number") of duly authorized, validly issued, fully paid and non-assessable shares of common stock $.001 par value, of Star (the "Star Common Stock"), as computed below. Solely at Star's option, in lieu of the consideration described in clauses (x) and (y) of the immediately preceding sentence, the "Merger Consideration" will be an amount in cash equal to (A) $7,250,000 divided by (B) the Share Number (defined below) (the "All Cash Option").

                  "Cash Consideration" means the amount equal to: (a) $2,400,000 divided by (b) the Share Number. The Share Number means the number of shares of Company common stock issued and outstanding immediately prior to the Effective Time increased by that number of additional shares of Company common stock that would have been issued and outstanding immediately prior to the Effective Time assuming that no shareholders of TPC Home Care Services, Inc.

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("TPC"), an 83% owned subsidiary of the Company, validly and properly demand and perfect, pursuant to the BCL, dissenters' rights in a proposed merger of TPC with and into the Company, which Share Number shall not be less than 37,600,000. "Conversion Number" means the amount equal to: (a) such number of shares of Star Common Stock as has an aggregate market price, calculated in accordance with the terms of the Merger Agreement, equal to $4,850,000; divided by (b) the Share Number.

                  If the Merger is completed as planned, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub as in effect on January 3, 1997 shall be the Bylaws of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of such Certificate of Incorporation of the Surviving Corporation will be amended to read in full as follows: "The name of this corporation is Extended Family Care Corporation". The persons who are directors of Merger Sub immediately prior to the Effective Time will, after the Effective Time, serve as the directors of the Surviving Corporation, until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The persons who are officers of Merger Sub immediately prior to the Effective Time shall, after the Effective Time, serve as the officers of the Surviving
Corporation at the pleasure of the Board of Directors of the Surviving Corporation.

                  Because approval of the Company's and Star's respective shareholders is required in order to consummate the Merger, the Company and Star will each submit the Merger to their respective shareholders for approval. The Board of Directors of the Company intends to vote any shares of Star Common Stock over which it has voting power in favor of the Merger, the Merger Agreement and any other transactions contemplated by the Merger Agreement.

                  Concurrently with and in order to induce the Company to enter into the Merger Agreement, Stephen Sternbach, a shareholder of Star, has entered into an irrevocable proxy pursuant to which, among other things, the Board of Directors of the Company has been granted the right to vote all of the shares of Star Common Stock over which Mr. Sternbach has beneficial ownership (1,025,836), as well as any other shares of Star Common Stock issued to Sternbach after the date thereof, in favor of the Merger, the Merger Agreement and certain related matters (the "Sternbach Proxy").

                  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and, prior to the Effective Time, Star or the Company may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.


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                  The  preceding  summary  of certain  provisions  of the Merger
Agreement and the Sternbach Proxy is not intended to be complete and is qualified in its entirety by reference to the full text of such documents, copies of which are referred to in Item 7 as Exhibits 1 and 2 thereto, and which are incorporated herein and therein by reference.

                  Other than as stated herein, the Company has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the terms and conditions of the Merger Agreement, the Company reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

         (a) & (b) Pursuant to the Sternbach Proxy, Mr. Sternbach has delivered to the Company's Board of Directors an irrevocable proxy with respect to 1,025,836 shares of Star Common Stock "beneficially owned" (as such term is defined in Rule 13d-3 of the Exchange Act) by him. Such shares are sometimes referred to herein as the "Sternbach Shares." The Sternbach Proxy gives the Company's Board the power, at every meeting of Star's shareholder's or written consent in lieu thereof, to exercise all voting and other rights with respect to the Sternbach Shares (i) in favor of the approval of the Merger Agreement, the Merger and any other matter that could reasonably be expected to facilitate the Merger, and (ii) against the approval of any proposal made in opposition to or competition with consummation of the Merger. Neither the Company nor any of its directors or executive officers has the sole power to vote or direct the vote, or the shared power to vote or direct the vote, of the Sternbach Shares with respect to any other matter upon which the holder of such shares has the right to vote. Based solely upon Mr. Sternbach's amended Schedule 13D filed on January 17, 1997, Mr. Sternbach retains sole voting power with respect to all other matters. Moreover, neither the Company nor any of its directors or executive officers has the sole power to direct the disposition, or shared power to direct the disposition, of the Sternbach Shares.

                  Accordingly, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, the Company by virtue of its limited shared voting power referred to above may be deemed to be the "beneficial owner" of 1,025,836 shares of Star Common Stock, constituting in the aggregate approximately 25.27% of the outstanding shares of Star Common Stock (based on the number of shares of Star Common Stock outstanding as of January 16, 1997).

         (c)      See Item 4.

         (d)      Not applicable.

         (e)      Not applicable.

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Item 6            Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, to the best of the Company's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Star, including, but not limited to, transfer or voting of any of the securities of Star, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of Star.

Item 7            Material to be Filed as Exhibits.

Exhibit No.                Description of Exhibit

         1 Agreement and Plan of Merger, dated as of January 3, 1997 among Star, Merger Sub and the Company
                           (included as Exhibit 1 to the amended Schedule 13D filed by Stephen Sternbach on January 17, 1997 and incorporated herein by reference thereto).

         2 Sternbach Proxy, dated January 3, 1997, executed by Stephen Sternbach in favor of the Company's Board of Directors (included as Exhibit I to the Merger Agreement filed as Exhibit 1 to the amended
                           Schedule 13D filed by Stephen Sternbach on January 17, 1997 and incorporated herein by reference thereto).

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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1997


                    EXTENDED FAMILY CARE CORPORATION


                    By: /s/ Joseph Heller
                        Name: Joseph Heller
                        Title: Vice President


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                                      SCHEDULE A

     Company's Board of Directors and Executive Officers


      The directors and executive officers of Extended Family Care Corporation are identified below. Each executive officer is also a director.


                  1.       Mary Ann Page
                      c/o Extended Family Care Corporation
                        One Old Country Road, Suite 335,
                           Carle Place, New York 11514
                           United States
                           Acting President

                  2.       Joseph Heller
                      c/o Extended Family Care Corporation
                        One Old Country Road, Suite 335,
                           Carle Place, New York 11514
                           United States
                           Vice President

                  3.       Robert Kohlmeyer
                           c/o Extended Family Care Corporation
                           One Old Country Road, Suite 335,
                           Carle Place, New York 11514
                           United States
                           Secretary

                  4.       Paul Elenio
                      c/o Extended Family Care Corporation
                        One Old Country Road, Suite 335,
                           Carle Place, New York 11514
                           United States
                           Chief Financial Officer


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